UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
SIGNATURES

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Extraordinary General Meeting, or EGM, of the Company held on July 30, 2014.

The following is a brief description of the matters to be voted upon by the members of the Company both by electronic means and at the EGM held on July 30, 2014, along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter.

The information contained in this Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary.

As per the Indian Companies Act, 2013, the Company provided its members the facility to cast their votes by electronic means (“E-voting”) for all resolutions. The E-voting period commenced on July 23, 2014 and ended on July 25, 2014. Those shareholders of the Company who were eligible to vote and did not vote by E-voting could only cast their votes at the EGM.

365 shareholders representing in aggregate 123,033,568 equity shares attended the EGM in person and 162 shareholders representing in aggregate 32,302,825 equity shares attended the EGM through a proxy.

The following matters were voted upon at the EGM:

1.	Dr. Vishal Sikka was appointed as the Chief Executive Officer and Managing Director of the Company effective August 1, 2014.
2.	K. V. Kamath was appointed as an Independent Director of the Company, not liable to retire by rotation.
3.	R. Seshasayee was appointed as an Independent Director of the Company, not liable to retire by rotation.

Brief Description of the matter put to vote		Votes for (1)(2)	Votes against / withheld (1)(2)	Abstentions / Broker Non-votes
1.	To appoint Dr. Vishal Sikka as the Chief Executive Officer and Managing Director	355,663,972	521,055	–
2.	To appoint K. V. Kamath as an Independent Director.	346,523,782	9,652,708	–
3.	To appoint R. Seshasayee as an Independent Director.	346,126,100	9,579,600	–

(1)	Under the Indian Companies Act, 2013, the Company shall provide to its members the facility to exercise their right to vote at general meetings by electronic means. Accordingly, the Company is providing e-voting facility to all members to enable them to cast their votes electronically on all resolutions. Those members who did not vote by electronic means, could only cast their votes at the EGM, whether in person or by proxy.
(2)	Under the Indian Companies Act, 2013, and as per our Articles of Association, the voting rights of every member whether present in person or by proxy, shall be in proportion to his or her share of our paid-up capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: July 31, 2014	S. D. Shibulal Chief Executive Officer